BITMINE IMMERSION TECHNOLOGIES, INC.

10845 Griffith Peak Dr. #2

Las Vegas, NV 89135

December 17, 2024

Mr. David Irving

Michelle Miller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bitmine Immersion Technologies, Inc.
Form 10-K for Fiscal Year Ended August 31, 2023
Response to Letter dated November 13, 2024
File No. 000-56220

Dear Mr. Irving and Ms. Miller:

Set forth below are the responses of Bitmine Immersion Technologies, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2024, with respect to the Company’s Form 10-K for the year ended August 31, 2023 (the “SEC Reports”). The Company notes that it recently filed its Annual Report on Form 10-K for the year ended August 31, 2024 (the “Form 10-K”).

Form 10-K For the Fiscal Year Ended August 31, 2023

Part I

Item 1, Business, page 1

1.	We note your response to prior comment 2. Please file draft disclosure of your breakeven analysis as correspondence on EDGAR, that you plan to include in your next periodic report, that includes an estimate of the financing costs of your miners. Please add any explanatory disclosure you deem necessary, in addition to disclosing an estimate of your financing costs, to discuss any assumptions and limitations relevant to the financing cost estimate that you disclose.

Response: Attached hereto as Exhibit A is an excerpt from “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” which contains an analysis of the Company’s revenues and cost of service for its proprietary mining operations. As discussed with the Staff, the analysis includes financing costs for miners that were acquired with purchase money financing, but not an estimated cost of capital to the extent miners were acquired from general working capital.

Mr. David Irving and Ms. Michelle Miller

December 17, 2024

2.	In that draft disclosure please address the following matters regarding your breakeven analysis:

	•	Please explain why your footnote states that “Other direct costs of mining – non energy utilities per bitcoin mined” includes electricity if this line is for “non energy” utilities.
	•	Please clarify where depreciation of your mining equipment is reflected under both “Cost of Mining - owned facilities” and “Cost of Mining - hosted facilities.”
	•	By footnote or other means, under “Statistics - hosted facilities” please disclose what is included in “Other direct costs of mining - non energy utilities.”

Response: As indicated in Exhibit A, the footnotes have been substantially revised from the version reviewed by the Staff and we believe they resolve the concerns raised by this comment.

In connection with responding to the Staff’s comments, we acknowledge that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BITMINE IMMERSION TECHNOLOGIES, INC.

/s/ Jonathan Bates
Jonathan Bates
Chief Executive Officer

Cc:	Robert J. Mottern, Davis Gillett Mottern and Sims, LLC

EXHIBIT A

The table below describes the average cost of mining each bitcoin for the years ended August 31, 2024 and 2023, and the total energy usage and cost per each kilowatt hour (“KWH”) utilized within both our facilities.

	For the Year Ended
Cost of Revenues - Analysis of costs to mine one bitcoin (per bitcoin amounts are actual)	August 31, 2024	August 31, 2023

Cost of Mining - owned facilities
Cost of energy per bitcoin mined	$23,417.85	$47,157.74
Other direct costs of mining per bitcoin mined (1)	$17,057.26	$8,175.10
Depreciation expense per bitcoin mined (2)	$34,083.94	$30,158.13
Financing expense per bitcoin mined (3)	$-0-	$-0-
Cost to mine one bitcoin - owned	$74,559.05	$85,491.00

Cost of Mining - hosted facilities
Cost of energy per bitcoin mined	$19,346.84	$14,980.78
Other direct costs of mining per bitcoin mined (1)	$13,578.03	$2,517.01
Depreciation expense per bitcoin mined (2)	$15,038.95	$30,158.13
Financing expense per bitcoin mined (3)	$1,257.30	$-0-
Cost to mine one bitcoin - hosted	$49,221.12	$47,655.92

Average revenue of each bitcoin mined (4)	$50,911.20	$24,937.49
Cost of mining one bitcoin as % of average bitcoin mining revenue (5)	96.68%	191.10%

Statistics - owned facilities
Total bitcoin mined	9.398856297	0.36491909
Bitcoin mining revenue	$482,936.12	$10,109.56
Total miners - as of the periods ended	485	72
Total KWHs utilized	5,287,881.49	276915.49
Total energy expense	$220,101.04	$17,208.76
Cost per KWH	$0.042	$0.062
Energy expense as % of bitcoin mining revenue, net	45.58%	170.22%
Other direct costs of mining (1)	$160,318.78	$2,983.25
Total depreciation expense (2)	$320,348.11	$11,004.75
Total financing costs (3)	$-0-	$-0-

Statistics - hosted facilities
Total bitcoin mined	40.10897465	15.24350171
Bitcoin mining revenue	$2,037,564.911	$379,112.41
Total miners - as of the periods ended	1,155	208
Total KWHs utilized	23,010,940.56	4,307,982.87
Total energy expense	775,981.99	228,359.54
Cost per KWH	$0.034	$0.053
Energy expense as % of bitcoin mining revenue, net	38.08%	60.24%
Other direct costs of mining (1)	$544,601.04	$38,368.00
Total depreciation expense (2)	$603,196.89	$459,700.30
Total financing costs (3)	$50,429	$-0-

(1) Other direct costs of mining for owned facilities consists mostly of rent for the facility, as well as minor costs such as supplies and internet. Other direct costs of mining for hosted miners consist of hosting fees.

(2) Depreciation expense includes depreciation of miners used in mining. For owned facilities, it also includes depreciation of the hosting containers and corollary equipment such as transformers and switches.

(3) Financing costs include the cost of purchase money financing for miners, but do not include any financing costs for miners or hosting equipment acquired with general working capital, nor the cost of hedging the price of bitcoin.

(4) Average revenue of each bitcoin mined is calculated by dividing the sum of bitcoin mining revenue for both owned and hosted facilities by the total number of bitcoin mined during the respective periods. We have determined that Coinbase is the principal market for valuing bitcoin transactions and uses the daily closing prices as the source of recording revenue.

(5) Weighted average cost of mining one bitcoin is calculated by dividing the sum of total energy expense, hosting expenses, other direct costs of mining, depreciation and financing costs by the total bitcoin mined during the respective periods.

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